Filed Pursuant to Rule 424(b)(3)

Registration No. 333-213804

Registration No. 333-213858

NEW YORK REIT, INC.

SUPPLEMENT NO. 1, DATED SEPTEMBER 29, 2016

TO THE PROSPECTUS, DATED SEPTEMBER 26, 2016

This prospectus supplement is part of that certain prospectus of New York REIT, Inc., or the Company, dated September 26, 2016, or the Prospectus. The Prospectus is included as a part of the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 26, 2016 (Registration No. 333-213804) and the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 29, 2016 (Registration No. 333-213858) and relates to the possible resale, from time to time, by the selling stockholders named therein, or the selling stockholders, of shares of the Company’s common stock, par value $0.01 per share, or common stock, issued or are issuable to the selling stockholders in exchange for an equal number of units of limited partnership interests in the Company’s operating partnership.

This prospectus amends and supplements the information set forth in the Prospectus to include the shares of common stock registered on the Company’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission on September 29, 2016 (Registration No. 333-213858) under the heading “Selling Stockholders” in the Prospectus such that the aggregate number of shares to which the Prospectus relates will be increased from 3,452,764 shares of common stock to 4,081,619 shares of common stock.

The following disclosure hereby replaces the disclosure under the heading “Selling Stockholders” on pages 32 and 33 of the Prospectus.

SELLING STOCKHOLDERS

The following table provides information regarding the selling stockholders and the number of shares of our common stock they may offer pursuant to this prospectus. We believe that the individual and entities named in the table have sole voting and investment power with respect to all shares beneficially owned.

We are registering the shares of our common stock for resale by the selling stockholders listed below. William M. Kahane is a currently a member of our board, Michael A. Happel is currently our chief executive officer and Nicholas Radesca is currently our interim chief financial officer. Each of Messrs. Kahane, Happel and Radesca and the other selling stockholders is or has been a member, officer or employee of our advisor or its affiliates. The selling stockholders may from time to time offer for sale all, some or none of the shares of common stock shown in the following table. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

For purposes of the table below, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that the person has the right to acquire within 60 days after August 24, 2016. For purposes of computing the percentage of outstanding common stock held by each person or group of persons named below, any shares that the person or persons has the right to acquire within 60 days after August 24, 2016 are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As of August 24, 2016, there were 165,854,418 shares of common stock outstanding. SEC rules also generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws.

	Immediately Prior to the Offering			Immediately Following the Offering
Name	Shares Beneficially Owned(1)		Percentage	Shares Being Offered for Resale Under this Prospectus		Shares Beneficially Owned(1)		Percentage
Nicholas S. Schorsch	1,882,387	(2)	1.13%	1,816,182		66,205	(2)	*
Shelley D. Schorsch	245,861	(3)	*	244,354		1,507	(3)	*
Peter M. Budko	570,896	(4)	*	531,506		39,390	(4)	*
Edward M. Weil, Jr.	114,742	(5)	*	114,038		704	(5)	*
William M. Kahane	490,884	(6)	*	438,181		52,703	(6)	*
Michael A. Happel	869,347	(7)(8)	*	826,347	(7)	43,000	(8)	*
Nicholas Radesca	52,225	(9)	*	13,501		38,724	(9)	*
Brian S. Block	98,112	(10)	*	97,510		602	(10)	*
Total	4,324,454		2.59%	4,081,619		242,835		*

*	Less than 1%

(1)	Does not include limited partnership units of the operating partnership entitled “LTIP Units” issued to our advisor under the 2014 Advisor Multi-Year Outperformance Agreement, or the OPP. Under the terms of the OPP, subject to our advisor’s continued service through the vesting date, LTIP Units will vest 1/3 on each of April 15, 2017, April 15, 2018 and April 15, 2019. At the time our advisor’s average capital account balance with respect to an LTIP Unit is economically equivalent to the average capital account balance of an OP Unit, the LTIP Unit has been earned and it has been vested for 30 days, our advisor, in its sole discretion, will be entitled to convert such LTIP Unit into an OP Unit in accordance with the provisions of the limited partnership agreement of our operating partnership. Any earned and vested LTIP Units may be converted into OP Units, which may in turn be converted into shares of common stock, in accordance with the terms and conditions of the limited partnership agreement of our operating partnership. On April 15, 2014 our advisor was issued 8,880,579 LTIP Units under the OPP. On April 15, 2015, 367,059 LTIP Units were earned by our advisor under the terms of the OPP, and, on June 30, 2015, our advisor transferred, in accordance with the applicable requirements of the OPP, these earned LTIP Units pro rata to the ultimate members of our sponsor, representing all of the selling stockholders other than Nicholas Radesca. On April 15, 2016, 805,679 LTIP Units were earned by our advisor under the terms of the OPP, and, on May 25, 2016, our advisor transferred, in accordance with the applicable requirements of the OPP, certain of these earned LTIP Units pro rata to the ultimate members of our sponsor and certain of these earned LTIP Units to Nicholas Radesca pursuant to his employment agreement with our advisor. Our sponsor, which owns and controls our advisor, is controlled by Messrs. Schorsch and Kahane.

(2)	Does not include 514,782 earned LTIP Units.

(3)	Does not include 69,260 earned LTIP Units.

(4)	Does not include 150,651 earned LTIP Units.

(5)	Does not include 32,324 earned LTIP Units.

(6)	Does not include 124,198 earned LTIP Units. Includes 24,000 unvested restricted shares of common stock.

(7)	Includes 826,347 OP Units, all of which are currently convertible into shares of our common stock or the cash value of a corresponding number of shares, at the election of the operating partnership, in accordance with the limited partnership agreement of the operating partnership.

(8)	Does not include 229,714 earned LTIP Units.

(9)	Does not include 24,170 earned LTIP Units. Includes 37,242 unvested restricted shares.

(10)	Does not include 27,639 earned LTIP Units.